UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                             CELL THERAPEUTICS, INC


                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                   150934107
                                  CUSIP Number

                                 March 31, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_|  Rule 13d-1(b)
                                |X|  Rule 13d-1(c)
                                |_|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 13 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13G



CUSIP NO.  150934107                                               Page 2 of 12


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group *

                                                            a. |_|
                                                            b. |X|

3        SEC Use Only

4        Citizenship or Place of Organization

                         DELAWARE

                            5             Sole Voting Power
  Number of                                        0
   Shares
 Beneficially               6             Shared Voting Power
  Owned By                                         822,301
   Each
  Reporting                 7             Sole Dispositive Power
   Person                                          0
   With
                            8             Shared Dispositive Power
                                                   822,301

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    822,301

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares *

                                    |_|

11       Percent of Class Represented By Amount in Row (9)

                                    1.63%

12       Type of Reporting Person *

                                    CO

* see instructions before filling out

                                  SCHEDULE 13G


CUSIP NO.  150934107                                               Page 3 of 12


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ARIES SELECT, LTD.

2        Check the Appropriate Box If a Member of a Group *

                                                     a. |_|
                                                     b. |X|

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
  umber of                                         0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         465,195
   Each
  Reporting                 7             Sole Dispositive Power
  Person                                           0
   With
                            8             Shared Dispositive Power
                                                   465,195

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    465,165

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares *

                                    |_|

11       Percent of Class Represented By Amount in Row (9)

                                    0.92%

12       Type of Reporting Person *

                                    CO

* see instructions before filling out

                                  SCHEDULE 13G



CUSIP NO.  150934107                                               Page 4 of 12


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  LINDSAY A. ROSENWALD, M.D.

2        Check the Appropriate Box If a Member of a Group *

                                                     a. |_|
                                                     b. |X|

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
  Number of                                        1,579,510
   Shares
 Beneficially               6             Shared Voting Power
  Owned By                                         822,301
   Each
 Reporting                  7             Sole Dispositive Power
  Person                                           1,579,510
   With
                            8             Shared Dispositive Power
                                                   822,301

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,401,811

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares *

                                    |_|

11       Percent of Class Represented By Amount in Row (9)

                                    4.76%

12       Type of Reporting Person *

                                    IN

* see instructions before filling out

                                  SCHEDULE 13G


CUSIP NO.  150934107                                               Page 5 of 12


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ARIES SELECT I LLC

2        Check the Appropriate Box If a Member of a Group *

                                                     a. |_|
                                                     b. |X|

3        SEC Use Only

4        Citizenship or Place of Organization

                        DELAWARE

                            5             Sole Voting Power
  Number of                                        0
  Shares
 Beneficially                6             Shared Voting Power
  Owned By                                         293,474
   Each
 Reporting                   7             Sole Dispositive Power
  Person                                           0
  With
                            8             Shared Dispositive Power
                                                   293,474

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    293,474

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares *

                                    |_|

11       Percent of Class Represented By Amount in Row (9)

                                    0.58%

12       Type of Reporting Person *

                                    CO

* see instructions before filling out

                                  SCHEDULE 13G


CUSIP NO.  150934107                                               Page 6 of 12


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ARIES SELECT II LLC

2        Check the Appropriate Box If a Member of a Group *

                                                     b. |_|
                                                     c. |X|

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         63,632
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   63,632

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    63,632

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares *

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    0.13%

12       Type of Reporting Person *

                                    CO

* see instructions before filling out

039998.0003  NEW YORK  357623 v1

ITEM 1(A)   NAME OF ISSUER:

            Cell Therapeutics, Inc. (the "Issuer").

ITEM 1(B)   ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            201 ELLIOTT AVE W, STE 400
            SEATTLE,  WA  98119
            PHONE:  206-270-7100

ITEM 2(A)   NAME OF PERSON FILING:

This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Select, Ltd. ("Aries Select"), Aries Select I LLC ("Aries I"), Aries Select II LLC ("Aries II") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, the "Reporting Persons").

Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole stockholder and chairman of Paramount Capital. Paramount Capital is the managing member to each of Aries I and Aries II and the investment manager to Aries Select.

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of Paramount Capital, Aries I, Aries II and Dr. Rosenwald is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The address of the principal business office of Aries Select is c/o Fortis Fund Services Cayman Limited, Grand Pavilion Commercial Center, 802 West Bay Road, Grand Cayman, Cayman Islands.

ITEM 2(C)   CITIZENSHIP:

            1) Paramount Capital is a Subchapter S corporation incorporated in Delaware;

            2)  Aries Select is a Cayman Islands exempted company;

            3)  Aries I and Aries II are Delaware limited liability companies;

            4)  Dr. Rosenwald is a citizen of the United States.



ITEM 2(D)   TITLE OF CLASS OF SECURITIES:

            Common Stock (the "Shares").

ITEM 2(E)   CUSIP NUMBER:

            150934107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

            This Item 3 is not applicable.

ITEM 4.     OWNERSHIP:

ITEM 4(A)   AMOUNT BENEFICIALLY OWNED:

Each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

            (i) Paramount Capital may be deemed to own 822,301Shares, which includes the Shares owned by Aries Select, Aries I and Aries II.

            (ii) Aries Select may be deemed the beneficial owner of 465,195 Shares, which includes 423,595Shares and options to purchase 41,600 Shares

            (iii) Aries I may be deemed the beneficial owner of 293,474 Shares, which includes 261,474 Shares and options to purchase 32,000 Shares

            (iv) Aries II may be deemed the beneficial owner of 63,632 Shares which includes 57,232 Shares and options to purchase 6,400 Shares

            (v) Dr. Rosenwald may be deemed the beneficial owner of 2,401,811 Shares as follows: (a) all shares described in (i) - (iv) above; and (b) 1,544,510 Shares and warrants to purchase 35,000 Shares owned directly by Dr. Rosenwald.

ITEM 4(B)   PERCENT OF CLASS:

            Please see Item 11 of each cover page.

ITEM 4(C)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)  Sole power to vote or direct the vote:                      Please see Item 5 of each cover page

            (ii)  Shared power to vote or to direct the vote                 Please see Item 6 of each cover page

            (iii)  Sole power to dispose or to direct the disposition of     Please see Item 7 of each cover page

            (iv)  Shared power to dispose or to direct the disposition of    Please see Item 8 of each cover page

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            None of the the reporting parties own greater than 5% of any class of securities of the issuer.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not applicable.

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED
            ON BY THE PARENT HOLDING COMPANY:

            This Item 7 is not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            This Item 8 is not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            This Item 9 is not applicable.

ITEM 10. CERTIFICATION:

            By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct, as of this April 16, 2004.

LINDSAY A. ROSENWALD, M.D.         PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.


By; /s/ Lindsay A. Rosenwald       By: /s/ Lindsay A. Rosenwald
    ------------------------          -----------------------------------------
                                   Name:  Lindsay A. Rosenwald, M.D.
                                   Title: Chairman

                                   ARIES SELECT, LTD.

                                   By:  Paramount Capital Asset Management, Inc.
                                   Its:   Investment Manager

                                   By: /s/ Lindsay A. Rosenwald
                                       -----------------------------------------
                                   Name:  Lindsay A. Rosenwald, M.D.
                                   Title: Chairman

                                   ARIES SELECT I LLC

                                   By:  Paramount Capital Asset Management, Inc.
                                           Its Managing Manager

                                   By: /s/ Lindsay A. Rosenwald
                                       -----------------------------------------
                                   Name:  Lindsay A. Rosenwald, M.D.
                                   Title: Chairman

                                   ARIES SELECT II LLC

                                   By:  Paramount Capital Asset Management, Inc.
                                           Its Managing Manager

                                   By: /s/ Lindsay A. Rosenwald
                                       -----------------------------------------
                                   Name:  Lindsay A. Rosenwald, M.D.
                                   Title: Chairman

                                  EXHIBIT INDEX

                                                                                            Page No.
                                                                                            --------
A.    Joint Filing Agreement, dated as of April 16, 2004 by and among Paramount
      Capital Asset Management, Inc., Aries Select, Ltd., Aries Select I LLC,
      Aries Select II, LLC, and Lindsay A. Rosenwald, M.D...................                    13

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Cell Therapuetics, Inc. dated as of April 16, 2004, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

LINDSAY A. ROSENWALD, M.D.         PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

By; /s/ Lindsay A. Rosenwald       By: /s/ Lindsay A. Rosenwald
    ------------------------          -----------------------------------------
                                   Name:  Lindsay A. Rosenwald, M.D.
                                   Title: Chairman

                                   ARIES SELECT, LTD.

                                   By: Paramount Capital Asset Management, Inc.
                                       Its Investment Manager

                                   By: /s/ Lindsay A. Rosenwald
                                       -----------------------------------------
                                   Name:  Lindsay A. Rosenwald, M.D.
                                   Title: Chairman

                                   ARIES SELECT I LLC

                                   By: Paramount Capital Asset Management, Inc.
                                   Its:  Managing Manager

                                   By: /s/ Lindsay A. Rosenwald
                                       -----------------------------------------
                                   Name:  Lindsay A. Rosenwald, M.D.
                                   Title:    Chairman

                                   ARIES SELECT II LLC

                                   By: Paramount Capital Asset Management, Inc.
                                   Its:  Managing Manager


                                   By: /s/ Lindsay A. Rosenwald
                                       -----------------------------------------
                                   Name:  Lindsay A. Rosenwald, M.D.
                                   Title:    Chairman